24-44100

02059291

As filed with the Securities and Exchange Commission on October 4, 2002

File No. ______]

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1 TO FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

ALTRUST FINANCIAL SERVICES, INC.

(Exact name of issuer as specified in its charter)

Alabama

(State or other jurisdiction of incorporation or organization)

**811 2nd Avenue S.W.
Cullman, Alabama 35055-4222
(256) 737-7000**

(Address, including zip code, and telephone number, including area code, of the issuer's principal executive offices)

**J. Robin Cummings
President and Chief Executive Officer
Altrust Financial Services, Inc.
811 2nd Avenue S.W.
Cullman, Alabama 35055-4222
(256) 737-7000**

(Name, address, including zip code and telephone number, including area code, of agent for service)

6711	**63-0923450**
(Primary Standard Industrial Classification Code Number)	*(I.R.S. employer identification number)*

With Copies to:

**Ralph F. MacDonald, III
S. Joel Cartee
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Phone: (404) 881-7000
Facsimile: (404) 881-4777**

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Cullman, State of Alabama, on October 3, 2002.

ALTRUST FINANCIAL SERVICES, INC.

By: ______________________
J. Robin Cummings
President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the date indicated.

By: ______________________
J. Robin Cummings
President, Chief Financial Officer and Director

By: ____________*____________
Lionel Powell
Chief Financial Officer

By: ____________*____________
H.D. Lawler
Chief Operations Officer

By: ____________*____________
Whit Drake
Director

By: ____________*____________
N. Jasper Estes
Director

By: ____________*____________
Alan Walker
Director

By: ____________*____________
Terry Walker
Director

By: ____________*____________
Tim Walker
Director

By: ____________*____________
Brian Witcher
Director

*By: ______________________
J. Robin Cummings
Attorney-In-Fact